UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: March 2018

Commission File Number: 001-35378

Gazit-Globe Ltd.

(Translation of registrant’s name into English)

State of Israel

(Jurisdiction of incorporation or organization)

10 Nissim Aloni St.

Tel-Aviv, Israel 6291924

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Upgrade of Rating of Secured Debenture Series; Re-affirmation of Rating of Unsecured Debenture Series

On March 7, 2018, Gazit-Globe Ltd. (the “Company”) reported to the Tel Aviv Stock Exchange and Israeli Securities Authority that S&P Maalot (a subsidiary of S&P Global) has upgraded the credit rating for the Company's secured Series J debentures to ilAA (from ilAA-), with stable outlook. The Series J debentures are secured by real estate assets of the Company’s wholly owned subsidiary. The upgrade was made by S&P Maalot in light of its implementation of a new valuation methodology for the repayment of indebtedness of companies such as the Company that are non-financial entities. The methodology analyzes, among other things, the likely percentage of indebtedness to be repaid to the debenture holders from the assets serving as security in the event of a hypothetical failure by the Company to make payment on the debentures.

S&P Maalot has also reaffirmed the credit rating of the Company’s other, non-secured series of debentures (consisting of the Series C, D, I, K, L and M debentures), which remains unchanged at ilAA-, with stable outlook.

A copy of an English translation of S&P Maalot’s updated credit rating report for the Company’s series of debentures is appended to this Report of Foreign Private Issuer on Form 6-K as Exhibit 99.1.

Forward Looking Statements

This report and the credit rating report serving as an exhibit hereto may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside of the Company’s control that could cause its future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in the Company’s public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, the Company undertakes no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gazit-Globe Ltd.

Date: March 12, 2018	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Executive Vice President and Chief Financial Officer

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Exhibit Index

Exhibit No.	Description

99.1	Credit rating report (English translation), dated March 7, 2018, issued by S&P Maalot concerning the series of debentures of Gazit-Globe Ltd.

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